June 3, 2019

I. Andrew Weeraratne
Chief Executive Officer
Acqusalut Inc.
7135 Collins Ave
No.624
Miami Beach, Florida 33141

       Re: Acqusalut Inc.
           Offering Statement on Form 1-A
           Filed May 7, 2019
           File No. 024-10996

Dear Mr. Weeraratne:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed May 7, 2019

No Escrow, page ii

1. We note your disclosure that "the Company . . . in its sole discretion, may issue the
      Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers." Please, confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule
      251(a)(1) of Regulation A. In this regard, please clearly disclose that the the aggregate offering price is based on the for-cash price and the valuation of any non-cash consideration will be "reasonable at the time made."
 I. Andrew Weeraratne
Acqusalut Inc.
June 3, 2019
Page 2
Part III - Exhibits
Exhibit 4, page 29

2. We note that paragraph 2 of Section IV of your subscription agreement includes a mandatory arbitration provision. Please revise your subscription agreement and offering circular to clearly disclose whether this provision applies to claims arising pursuant to the
         U.S. federal securities laws and the rules and regulations promulgated thereunder. Please also include disclosure in your filing describing this provision. Provide related risk factor disclosure including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.
3. We note that Paragraph 1 of Section IV of your subscription agreement includes an exclusive forum provision. Please discuss this provision of the subscription agreement in the offering circular and specifically state whether this provision applies to actions arising under the federal securities laws.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Katherine Bagley, Staff Attorney, at 202-551-2545 or Jennifer L pez-
Molina, Staff Attorney, at 202-551-3792 with any questions.



FirstName LastNameI. Andrew Weeraratne                          Sincerely,
Comapany NameAcqusalut Inc.
                                                                Division of
Corporation Finance
June 3, 2019 Page 2                                             Office of
Consumer Products
FirstName LastName